UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Zhigang Zhao
	Name:	Zhigang Zhao
	Title:	Chief Financial Officer

DATE: November 16, 2009

Exhibit 99.1
SIMCERE PHARMACEUTICAL GROUP REPORTS UNAUDITED THIRD QUARTER 2009 RESULTS
NANJING, CHINA, November 16, 2009 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today reported unaudited financial results for the quarter ended September 30, 2009.
Highlights
•	Total revenue was RMB443.7 million (US$65.0 million) for the third quarter of 2009, compared to RMB443.4 million for the same period in 2008.

•	Gross margin for the third quarter of 2009 was 82.2%, compared to 78.4% for the same period in 2008.

•	Income from operations was RMB29.0 million (US$4.3 million) for the third quarter of 2009, a decrease of 66.6% from RMB87.0 million for the same period in 2008.

•	Net income attributable to Simcere was RMB16.4 million (US$2.4 million) for the third quarter of 2009, a decrease of 82.0% from RMB91.2 million for the same period in 2008.
Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere Pharmaceutical Group, commented: “Our sales and gross profit margins remained stable this quarter. However, lower sales in Endu, impacted by the restructuring of the sales team, and an increase in sales and marketing expenses for new to market drugs like Anxin and Sinofuan, caused a significant decrease in operating income.
“Looking forward, we will maximize the commercial opportunities presented by the upcoming changes in the national and local insurance catalogues, and continue our strategy of marketing existing key products within Simcere’s strong product portfolio to drive mid-to-long term growth.”
In October 2009, we increased our stake in Jiangsu Yanshen, a manufacturer of the Influenza A (H1N1) vaccine and became its controlling shareholder. We also acquired the manufacturing license of Rosuvastatin, an effective statin to treat high cholesterol and related conditions.
2009 Third Quarter Financial Results
Total revenue for the third quarter of 2009 was RMB443.7 million (US$65.0 million), compared to RMB443.4 million for the same period in 2008. For the first nine months of 2009, total revenue was RMB1,310.6 million (US$192.0 million), which represented an increase of 2.9% from RMB1,274.2 million for the same period in 2008.
Revenue from Endu, the Company’s patented anti-cancer biotech product, amounted to RMB21.6 million (US$3.2 million) in the third quarter of 2009, which was 4.9% of the Company’s product revenue for the third quarter of 2009 and represented a decrease of 60.2% from RMB54.4 million for the same period in 2008. For the first nine months of 2009, revenue from Endu totaled RMB90.2 million (US$13.2 million), which represented a decrease of 50.2% from RMB181.3 million for the same period in 2008.
Revenue from edaravone injection products under the brand names Bicun and Yidasheng totaled

RMB191.1 million (US$28.0 million) for the third quarter of 2009, which was 43.5% of the Company’s product revenue for the third quarter of 2009, and represented an increase of 20.4% from RMB158.8 million for the same period in 2008. For the first nine months of 2009, revenue from Bicun and Yidasheng totaled RMB533.7 million (US$78.2 million), which represented an increase of 16.4% from RMB458.4 million for the same period in 2008.
Revenue from Sinofuan, a 5-FU sustained release implant for the treatment of cancer, amounted to RMB36.0 million (US$5.3 million) for the third quarter of 2009, which was 8.2% of the Company’s product revenue for the third quarter of 2009, and represented an increase of 114.6% from RMB16.8 million for the same period in 2008.
Revenue from other first-to-market products including Jiebaishu, a nedaplatin product, and Anxin, a biapenem injection for the treatment of serious infections, amounted to RMB8.7 million (US$1.3 million) for the third quarter of 2009, which was 2.0% of the Company’s product revenue for the third quarter of 2009. For the first nine months of 2009, revenue from other first-to-market products totaled RMB27.6 million (US$4.0 million).
Revenue from other branded generic products amounted to RMB181.6 million (US$26.5 million), which was 41.4% of the Company’s product revenue for the third quarter of 2009, and represented a decrease of 12.4% from RMB207.3 million for the same period in 2008. For the first nine months of 2009, revenue from other branded generic products totaled RMB551.3 million (US$80.8 million), which represented a decrease of 7.5% from RMB596.2 million for the same period in 2008.
Gross margin for the third quarter of 2009 was 82.2%, increased from 78.4% for the same period in 2008. For the first nine months of 2009, gross margin was 82.3%, increased from 81.0% for the same period in 2008.
Research and development expenses for the third quarter of 2009 totaled RMB32.8million (US$4.8 million), which represented an increase of 55.3% from RMB21.1 million for the same period in 2008. This increase was primarily due to increased research and development headcount as the Company continued to expand its research and development activities. As a percentage of total revenue, research and development expenses were 7.4% for the third quarter of 2009, compared to 4.8% for the same period in 2008. For the first nine months of 2009, research and development expenses totaled RMB82.9 million (US$12.1 million), compared to RMB52.1 million for the same period in 2008.
Sales, marketing and distribution expenses for the third quarter of 2009 were RMB247.2 million (US$36.2 million), which represented an increase of 27.0% from RMB194.7 million for the same period in 2008. As a percentage of total revenue, sales, marketing and distribution expenses were 55.7% for the third quarter of 2009, compared to 43.9% for the same period in 2008. This increase was primarily due to higher expenses from Endu sales team restructuring and increased expenses for new to market drugs such as Anxin and Sinofuan. For the first nine months of 2009, sales, marketing and distribution expenses were RMB702.5 million (US$102.9 million), which represented an increase of 26.1% from RMB557.2 million for the same period in 2008.
General and administrative expenses were RMB55.6 million (US$8.1 million) for the third quarter of 2009, which represented an increase of 24.6% from RMB44.6 million for the same period in 2008. As a percentage of total revenue, general and administrative expenses increased to 12.5% for the third quarter of 2009 from 10.1% for the same period in 2008. For the first nine months of 2009, general and administrative expenses were RMB165.8 million (US$24.3 million), which represented an increase of 19.6% from RMB138.6 million for the same period in 2008.
Share-based compensation expense, which was allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the employee was assigned to perform, totaled RMB5.8 million (US$0.8 million) for the third quarter of 2009. Share-based compensation expenses for the third quarter of 2008 were RMB6.5 million. For the first nine months of 2009, share-based compensation expenses totaled RMB17.7 million (US$2.6 million), which represented a decrease of 11.1% from RMB19.9 million for the same period in 2008.
Income from operations was RMB29.0 million (US$4.3 million) for the third quarter of 2009, which represented a decrease of 66.6% from RMB87.0 million for the same period in 2008. For the first nine months of 2009, operating income was RMB128.0 million (US$18.8 million), which represented a decrease of 55.0% from RMB284.3 million for the same period in 2008.
Income tax expense for the third quarter of 2009 was RMB4.7 million (US$0.7 million), compared to

RMB1.5 million for the same period in 2008. The increase in income tax expense for the third quarter of 2009 was primarily due to the release of the valuation allowance utilized by the earnings of an operating subsidiary in the same period of 2008. For the first nine months of 2009, income tax expense was RMB8.8 million (US$1.3 million) compared to RMB36.3 million for the same period in 2008.
Net income attributable to Simcere was RMB16.4 million (US$2.4 million) for the third quarter of 2009, compared to RMB91.2 million for the same period in 2008. Net income margin was 3.7% for the third quarter of 2009, compared to 20.6% for the third quarter of 2008. For the first nine months of 2009, net income was RMB101.8 million (US$14.9 million), which represented a decrease of 65.9% from RMB298.4 million for the same period in 2008. Net margin for the first nine months of 2009 was 7.8% as compared to 23.4% for the same period in 2008.
Basic and diluted earnings per American Depository Share (“ADS”) for the third quarter of 2009 were RMB0.29 (US$0.04) and RMB0.29 (US$0.04) respectively. Basic and diluted earnings per ADS for the first nine months of 2009 were RMB1.75 (US$0.26) and RMB1.73 (US$0.25) respectively. One ADS represents two ordinary shares of the Company.
As of September 30, 2009, the Company had cash, cash equivalents and restricted cash of RMB448.1 million (US$65.6 million), compared to RMB813.8 million as of December 31, 2008.
Financial Statements
The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. These financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the financial statements and disclosures required by U.S. GAAP.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release and the section under “Financial Outlook” contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Conference Call
Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the third quarter 2009 on Monday, November 16, 2009 at 8 a.m. Eastern Time (Monday, November 16, at 9 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for third quarter 2009 and to answer questions.
To access the conference call, please dial:

United States toll-free dial-in number:	+1 800 706 7741
International dial-in number:	+1 617 614 3471
North China toll-free dial-in number:	+86 10 800 152 1490
South China toll-free dial-in number:	+86 10 800 130 0399
China toll free / Netcom:	+86 10 800 852 1490
Hong Kong dial-in number:	+852 3002 1672

Please ask to be connected to Simcere’s Q3 2009 earnings call and provide the following passcode: 32750293. Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at www.simcere.com.
Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free dial-in number:	+1 888 286 8010
United States dial-in number:	+1 617 801 6888
The passcode for replay participants is: 77133325. The telephone replay also will be archived on the “Investor Relations” section of the Company’s web site for seven days following the earnings announcement.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China. In recent years, Simcere has been focusing its strategy on the development of innovative pharmaceuticals and first-to-market generics, and has introduced an innovative anti-cancer medication Endu, a first-to-market medication Sinofuan, and first-to-market generics such as Bicun and Anxin. Simcere manufactures and sells antibiotics, anti-cancer medication, stroke management medication and biopharmaceutical drugs such as vaccines. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, orthopaedics and infectious diseases. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.
Investor and Media Contacts:
Email: ir@simcere.com

In Nanjing:	In the United States:
Frank Zhao	Kate Tellier
Chief Financial Officer	Brunswick Group
Simcere Pharmaceutical Group	Tel: 1-212-333-3810
Tel: 86-25-8556-6666 ext 8818

In Beijing:	In Hong Kong:
Ruirui Jiang	Joseph Lo Chi-Lun
Brunswick Group	Brunswick Group
Tel: 86-10-6566-2256	Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended September 30,			Nine months ended September 30,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	441,214	439,015	64,313	1,269,982	1,298,511	190,225
Other revenue	2,184	4,720	691	4,256	12,106	1,774

Total revenue	443,398	443,735	65,004	1,274,238	1,310,617	191,999
Cost of materials and production	(95,925)	(79,045)	(11,580)	(242,002)	(231,478)	(33,910)

Gross profit	347,473	364,690	53,424	1,032,236	1,079,139	158,089

Operating expenses:
Research and development expenses	(21,126)	(32,808)	(4,806)	(52,120)	(82,852)	(12,137)
Sales, marketing and distribution expenses	(194,731)	(247,241)	(36,219)	(557,188)	(702,528)	(102,916)
General and administrative expenses	(44,619)	(55,592)	(8,144)	(138,601)	(165,779)	(24,286)

Income from operations	86,997	29,049	4,255	284,327	127,980	18,750

Interest income	8,303	1,885	276	30,105	7,403	1,084
Interest expense	(452)	(4,005)	(587)	(3,695)	(8,680)	(1,272)
Foreign currency exchange gains	3,147	122	18	41,226	350	51
Other income	—	—	—	1,104	1,092	160

Earnings before income taxes	97,995	27,051	3,962	353,067	128,145	18,773

Income tax expense	(1,454)	(4,662)	(683)	(36,324)	(8,831)	(1,294)

Net Income	96,541	22,389	3,279	316,743	119,314	17,479

Less: Net income attributable to the noncontrolling interest	(5,384)	(5,958)	(873)	(18,303)	(17,469)	(2,559)

Net income attributable to Simcere	91,157	16,431	2,406	298,440	101,845	14,920

Earnings per share attributable to Simcere:
Basic	0.73	0.15	0.02	2.39	0.87	0.13

Diluted	0.72	0.14	0.02	2.37	0.87	0.13

Earnings per ADS attributable to Simcere:
Basic	1.46	0.29	0.04	4.77	1.75	0.26

Diluted	1.44	0.29	0.04	4.73	1.73	0.25

Weighted average number of common shares:
Basic	125,148,011	112,724,593	112,724,593	125,066,634	116,466,445	116,466,445
Diluted	126,261,753	114,929,639	114,929,639	126,175,766	117,663,824	117,663,824

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	September 30,	September 30,
	2008	2009	2009
	RMB	RMB	USD

Assets

Current assets
Cash, cash equivalents and restricted cash	813,766	448,127	65,648
Accounts and bills receivables, net	748,997	629,730	92,252
Inventories	95,948	100,963	14,790
Other current assets	49,048	60,552	8,870

Total current assets	1,707,759	1,239,372	181,560
Property, plant and equipment, net	463,059	527,253	77,240
Land use rights	114,624	112,766	16,520
Goodwill and intangible assets, net	453,455	432,290	63,328
Investments in and advances to affiliated companies	—	351,187	51,448
Other assets	39,325	44,144	6,467

Total assets	2,778,222	2,707,012	396,563

Liabilities

Current liabilities

Short-term borrowings and current installments of long-term debt	6,000	11,000	1,611
Accounts payables	25,219	25,971	3,805
Bills payables	—	100,000	14,649
Other payables and accrued liabilities	303,794	304,484	44,606

Total current liabilities	335,013	441,455	64,671
Long-term debt, excluding current installments	62,000	57,000	8,350
Deferred tax liabilities	59,358	57,040	8,356
Other liabilities	20,529	21,303	3,121

Total liabilities	476,900	576,798	84,498

Equity
Simcere shareholders’ equity
Ordinary shares at par	9,624	8,770	1,285
Additional paid-in capital	1,505,252	1,187,664	173,986
Accumulated other comprehensive loss	(82,130)	(46,488)	(6,810)
Retained earnings	820,279	922,124	135,086

Total Simcere shareholders’ equity	2,253,025	2,072,070	303,547
Noncontrolling interest	48,297	58,144	8,518

Total equity	2,301,322	2,130,214	312,065
Commitments and contingencies
Total liabilities and equity	2,778,222	2,707,012	396,563

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.8262 on September 30, 2009 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.